Press Release

GreenPower Announces Appointment of

Davidson & Company as Its New Auditor

Vancouver, Canada, March 3, 2026 / GreenPower Motor Company Inc. (Nasdaq: GP) ("GreenPower" or the "Company"), a leading manufacturer and distributor of zero emission electric powered vehicles serving the cargo and delivery, shuttle, transit and school bus markets, is pleased to announce the appointment of Davidson & Company LLP ("Davidson") as its new auditor effective as of March 3, 2026.

Davidson replaces BDO Canada LLP ("BDO" or the "Former Auditor") as GreenPower's auditor. The Board and management of GreenPower would like to thank BDO for their excellent services. The change in auditor has been approved by the Company's Audit Committee and Board of Directors.

There was no modified opinion expressed in BDO's report on any of the Company's financial statements relating to the period commencing at the beginning of the Company's two most recently completed financial years and ending on the date of resignation of BDO. There have been no "reportable events" within the meaning assigned under subsection 4.11(1) of National Instrument 51‐102 Continuous Disclosure Obligations.

For further information contact

Fraser Atkinson, CEO

(604) 220-8048

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to www.greenpowermotor.com

©2026 GreenPower Motor Company Inc. All rights reserved.